UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41754

SHARKNINJA, INC.
(Translation of registrant’s name into English)

89 A Street
Needham, MA 02494
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 7, 2025, SharkNinja, Inc. (the “Company”) announced its financial results for the second quarter ended June 30, 2025. The announcement of the Company’s financial results for the second quarter ended June 30, 2025 is furnished as Exhibit 99.3 to this Report on Form 6-K.

Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference to the Company's Registration Statement on Form S-8 (File No. 333-273518), as amended or supplemented.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2025
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release of SharkNinja, Inc. dated August 7, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHARKNINJA, INC.

	By:	/s/ Patraic Reagan
Date: August 7, 2025		Name: Patraic Reagan
Title: Chief Financial Officer